ADITYA BIRLA GROUP

Mail Processing
Section

MAY 09 2008

Washington, DC
101

082-03322

BY AIR MAIL

29th April, 2008

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sirs,

This is to inform you that the Board of Directors of Grasim Industries Limited at its meeting held today i.e. 29th April, 2008 have:

1. approved the Audited Annual Accounts of the Company for the year ended 31st March, 2008. A copy of the statement containing the Audited Financial Results for the year is enclosed.

2. recommended payment of dividend on Equity Shares for the year ended 31st March, 2008 @ Rs.30 (Rupees Thirty only) per share (Last Year Rs.27.50 per share).

A copy of the Press Release being issued in the above matter is also enclosed herewith.

Thanking you,

[redacted]

Yours faithfully,

08002583

Ashok Malu
Company Secretary

encl: as above

PROCESSED
MAY 21 2008
THOMSON REUTERS

GRASIM INDUSTRIES LIMITED MUMBAI

5/19

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY
PERFORMANCE FOR Q4FY 2008

Consolidated Net Profit (before Extraordinary gain)	**Rs.644 Crs.**	**Up 15%**
Consolidated Net Revenue	**Rs.4,715 Crs.**	**Up 15%**

Consolidated Financial Performance:

Rs. Crores

	Q4 FY08	Q4 FY07	% Change	FY08	FY07	% Change
Net Revenue	4,715	4,090	15%	17,037	14,142	20%
Profit before Taxes (before Extraordinary gains & Minority Share)	1,118	1,009	11%	4,575	3,451	33%
Profit after Taxes (before Extraordinary gains & Minority Share)	755	673	12%	3,111	2,359	32%
Profit after Taxes and Extraordinary gains	992	673	47%	3,348	2,359	42%
Less: Minority Share	111	115		457	392	
Net Profit	881	558	58%	2,891	1,967	47%
EPS (Rs.)						
Before Extraordinary gains	70	61	15%	290	215	35%
Including Extraordinary gains	96	61	57%	315	215	47%

Grasim Industries Limited has performed well during the quarter ended 31st March 2008. Revenues increased by 15% from Rs.4,090 crores to Rs.4,715 crores. Net Profit (before Extraordinary gain) was higher by 15% at Rs.644 crores (Rs.558 crores).

The FY 2008 results have been impressive. Revenues crossed US$ 4 billion mark, at Rs.17,037 crores (Rs.14,142 crores), a rise of 20%. Net Profit (before Extraordinary gains) rose appreciably by 35% at Rs.2,655 crores (Rs.1,967 crores).

Dividend

The Board of Directors of Grasim has recommended a dividend of 300% (last year: 275%). The total outflow on account of dividend, including Corporate Tax on Dividend, would be Rs.316 crores, vis-à-vis Rs.287 crores for FY07, an increase of 10%.

Highlights of Grasim's operations:

		Q4FY08	Q4FY07	% Change	FY 2008	FY 2007	% Change
Production -							
Viscose Staple Fibre	M.T.	70,828	67,772	5%	279,901	246,833	13%
Cement	Mn. M.T.	4.20	3.88	8%	15.36	14.42	7%
White Cement	M.T.	120,433	97,116	24%	407,882	364,649	12%
Sponge Iron	M.T.	134,490	167,680	-20%	562,000	525,183	7%
Caustic Soda	M.T.	46,491	47,076	-1%	188,537	136,685	38%
Sales Volumes -							
Viscose Staple Fibre	M.T.	61,650	68,588	-10%	269,781	250,725	8%
Cement	Mn. M.T.	4.27	3.92	9%	15.54	14.52	7%
White Cement	M.T.	114,845	102,200	12%	396,295	367,167	8%
Sponge Iron	M.T.	140,317	171,942	-18%	557,187	571,127	-2%
Caustic Soda	M.T.	44,872	47,709	-6%	187,356	137,677	36%

Viscose Staple Fibre (VSF) Business

Macro economic factors impacted the VSF business during the quarter. The deceleration in demand was primarily due to the slowdown of textile demand in USA and liquidation of inventory in the value chain. Additionally, the anti-dumping investigation by Turkey on import of VSF based yarn and the substitution effect on account of high VSF prices contributed to the subdued performance.

The performance of VSF business for the financial year as a whole was however, impressive. Production increased by 13% at 279,901 tons. Sales volumes were higher by 8% at 269,781 tons.

During the quarter under review, the Company expanded its VSF capacity at Kharach (Gujarat) by 63,875 tons. The Company's VSF capacity thus stands increased at 333,975 tons. To meet the growing demand, the Company plans to increase its capacity at Harihar (Karnataka) by 31,000 tons at an outlay of Rs.335 crores, which is expected to be operational in Q3FY10. Also, an 88,000 TPA greenfield project is being pursued at Vilayat (Gujarat). The conversion of the AV Nackawic plant from paper grade pulp to rayon grade pulp is expected to be completed in Q2FY09.

Margins in VSF business are expected to remain depressed in the short to medium term due to rising prices of sulphur and pulp, coupled with softening of VSF prices.

Chemical Plant

The Chemical business posted a moderate performance during the quarter. Production was marginally lower at 46,491 tons. Sales volumes were lower by 6% at 44,872 tons on account of inventory buildup for planned partial shutdown.

For the year under review, the performance has improved. Production, which was affected in the corresponding year due to breakdown of a captive power plant, grew by 38% at 188,537 tons. Sales volumes too rose by 36% at 187,356 tons. Its performance would have been better but for the cost pressure on key inputs and fall in realisation.

Cement Business

The Cement business has recorded good performance during the quarter. Higher capacity utilisation resulted in production increasing by 8% at 4.20 million tons. Sales volumes were up by 9% at 4.27 million tons.

The performance for the year was equally encouraging. Both Production and Sales volumes grew by 7% at 15.36 million tons and 15.54 million tons respectively. However, the sharp increase in fuel cost led to lower operating margins. The Company continued its efforts to achieve over hundred percent capacity utilisation to meet the growing demand. Sequentially, the realisation remained flat despite increase in cost, leading to lower operating margins.

RMC (Ready Mix Concrete) volumes expanded by 62% in Q4FY08 and by 36% in FY08, buoyed by the rapid expansion in RMC network.

Cement Subsidiaries

UltraTech Cement Limited (UltraTech), a subsidiary of Grasim, performed well. Domestic Cement sales during the year were higher at 14.25 million tons, an increase of 7%. However, exports of Cement and Clinker were down by 25% from 3.48 million tons to 2.61 million tons.

During the quarter under review, Grasim sold its entire holding of 75,816,681 equity shares representing 53.63% of the capital of Shree Digvijay Cement Company Limited (SDCCL) to Cimpor Inversiones S.A., Spain at Rs.42.50 per share.

Cement Capex plan

During the quarter under review, the Company commissioned its following plants:

- 3.3 million TPA clinkerisation plant at Shambhupura (Rajasthan);
- 1.3 million TPA grinding unit at Panipat (Haryana); and
- 23 MW captive thermal power plant at Jawad (M.P.).

UltraTech too commissioned its 3.3 million TPA clinkerisation plant at Tadpatri (A.P.) during the quarter. Debottlenecking at existing locations saw both Grasim and UltraTech increasing their respective capacities by 2.40 million tons and 1.20 million tons during the year.

The expansions at Shambhupura and Tadpatri will be operational in H1FY09, while the Kotputli (Rajasthan) plant of Grasim is expected to go on stream in Q3FY09. Upon completion, the Company's aggregate cement capacity (including that of UltraTech) will stand augmented at 48.7 million tons.

The significant increase in input costs will have an adverse impact on margins. Besides, the industry will experience a surplus of supply over demand on account of additional capacity of 118 million tons during the XIth Plan period which is expected to have an impact on domestic price in CY09. However, the strong momentum in demand would help in absorbing the increased supply in the long term.

Sponge Iron Business

Inadequate supply of natural gas coupled with the high prices of alternate fuels resulted in production being curtailed by 20% during the quarter at 134,490 tons. Sales volumes, as a result, declined by 18% at 140,317 tons. The surge in global scrap prices led to improved realisation. However, the gains on this account were offset by increase in prices of iron ore, naptha and propane.

Production of Sponge Iron during the year increased by 7% at 562,000 tons. Sales volumes were lower by 2% at 557,187 tons.

The outlook for the business is expected to improve with increased availability of natural gas by Q2FY09.

Outlook

Going forward, VSF and Cement will continue to be the growth enablers. Shoring up of its leadership position in the VSF and Cement sectors, cost optimization, maximization of asset productivity and prudent financial management will continue to be the Company's hallmarks. The prospects for the Company continue to be positive.

-o-O-o-

Grasim Industries Limited

Regd. Office: Birlagram, Nagda - 456 331 (M.P.)

Corporate Office: 'A' wing, 2nd Floor, Aditya Birla Centre, S K Ahire Marg, Worli, Mumbai - 400 030

www.grasim.com & www.adityabirla.com

AUDITED FINANCIAL RESULTS
FOR THE YEAR ENDED 31st MARCH 2008

I. CONSOLIDATED RESULTS :

Rs in Crores

	Three Months Ended 31st March 2008	Three Months Ended 31st March 2007	Year Ended 31st March 2008 (Audited)	Year Ended 31st March 2007 (Audited)
Net Sales / Income from Operations	4,714.66	4,089.57	17,036.96	14,141.57
Other Income	117.36	78.12	399.23	245.61
Total Income	4,832.02	4,167.69	17,436.19	14,387.18
Expenditure :				
- Decrease / (Increase) in Stock	(41.76)	29.78	(174.28)	33.25
- Raw Material Consumed	1,066.07	845.34	3,703.95	2,825.64
- Purchases of Finished Goods	18.29	26.81	74.30	74.83
- Payment to & Provision for Employees	250.34	172.50	849.32	672.17
- Power & Fuel	858.32	703.86	2,907.37	2,472.39
- Freight , Handling & Other Expenses	593.17	546.29	2,089.74	1,880.26
- Depreciation	182.36	165.21	670.31	609.97
- Other Expenditure	773.07	603.46	2,563.75	2,138.65
Total Expenditure	3,699.86	3,093.25	12,684.46	10,707.16
Interest	60.26	65.75	222.09	228.58
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Write back of provision for diminution in value of Investment/Loans	45.68		45.68	
Profit before Tax Expenses from Ordinary Activities	1,117.58	1,008.69	4,575.32	3,451.44
Provision for Current Tax	(477.26)	(336.99)	(1,472.76)	(1,097.14)
Provision for Deferred Tax	111.11	1.70	6.97	4.99
Net Profit after Tax from Ordinary Activities	751.43	673.40	3,109.53	2,359.29
Extra Ordinary Items: Profit on Sale of Shares of a Subsidiary Company (Note 4a)	236.68		236.68	
Net Profit after Tax & after Extra Ordinary Activites	988.11	673.40	3,346.21	2,359.29
Less : Minority Share	111.37	114.58	456.53	391.50
Add : Share in Profit / (Loss) of Associates	4.03	(0.40)	1.76	(0.40)
Net Profit (After Minority Share)	880.77	558.42	2,891.44	1,967.39
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve			*9,013.03*	*6,460.42*
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Diluted EPS for the period before Extra Ordianry Items (Rupees)	70.21	60.90	289.44	214.57
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Diluted EPS for the period after Extra Ordianry Items (Rupees)	96.01	60.90	315.25	214.57

II. STANDALONE RESULTS :

Rs. In Crores

	Three Months ended 31st March 2008	Three Months ended 31st March 2007	Year ended 31st March 2008 (Audited)	Year ended 31st March 2007 (Audited)
Net Sales / Income from Operations	2,742.35	2,474.60	10,278.09	8,643.81
Other Income	118.74	77.58	314.80	209.66
Total Income	2,861.09	2,552.18	10,592.89	8,853.47
Expenditure :				
- Decrease / (Increase) in Stock	(72.64)	11.21	(130.22)	16.62
- Raw Material Consumed	826.34	642.47	2,828.93	2,219.14
- Purchases of Finished Goods	17.97	107.72	97.40	321.16
- Payment to & Provision for Employees	159.77	111.72	550.07	458.51
- Power & Fuel	435.03	339.68	1,476.51	1,196.14
- Freight , Handling & Other Expenses	291.38	260.71	1,049.38	919.40
- Depreciation	94.24	87.56	353.27	317.91
- Other Expenditure	422.18	306.86	1,296.33	1,103.49
Total Expenditure	2,174.27	1,867.93	7,521.67	6,552.37
Interest	27.16	36.63	107.00	111.84
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Write back of provision for diminution in value of Investment/Loans	45.68	37.10	45.68	37.10
Profit before Tax Expenses from Ordinary Activities	705.34	684.72	3,009.90	2,226.36
Provision for Current Tax	(287.73)	(215.26)	(952.71)	(692.38)
Provision for Deferred Tax	69.49	5.03	(9.62)	1.83
Net Profit after Tax from Ordinary Activities	487.10	474.49	2,047.57	1,535.81
Extra Ordinary Items: Profit on transfer of Textile units at Bhiwani Profit on Sale of Shares of a Subsidiary Company (Note 4a)	- 180.27	-	4.76 180.27	
Net Profit & Loss for the period	667.37	474.49	2,232.60	1,535.81
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve			*8,040.52*	*6,134.46*
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Diluted EPS for the period before Extra Ordianry Items (Rupees)	53.09	51.75	223.24	167.50
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Diluted EPS for the period after Extra Ordianry Items (Rupees)	72.74	51.75	243.42	167.50
Total Public Shareholding* - Number of Shares (000's) - Percentage of Shareholding			57,996 63.23%	58,509 63.82%

***Total public shareholding as defined under Clause 40 A of the listing agreement(excludes shares held by Promoters and Global Depository Receipt holders)**

III. SEGMENT REPORTING - CONSOLIDATED

Rs. in Crores

	Three Months Ended 31st March 2008	Three Months Ended 31st March 2007	Year Ended 31st March 2008 (Audited)	Year Ended 31st March 2007 (Audited)
1. SEGMENT REVENUE				
a Fibre & Pulp	833.56	782.93	3,443.89	2,706.49
b Cement	3,358.31	2,851.18	11,712.58	9,939.64
c Sponge Iron	275.17	241.08	950.09	755.79
d Chemicals	100.38	93.57	414.73	319.00
e Textiles	69.16	71.87	287.51	270.96
f Others	127.99	95.50	436.07	326.93
TOTAL	4,764.57	4,136.13	17,244.87	14,318.81
(Less) : Inter Segment Revenue	(49.91)	(46.56)	(207.91)	(177.24)
Net Sales / Income from Operations	**4,714.66**	**4,089.57**	**17,036.96**	**14,141.57**
2. SEGMENT RESULTS				
a Fibre & Pulp	172.55	184.61	1,011.53	671.74
b Cement	885.22	811.47	3,304.05	2,767.03
c Sponge Iron	37.60	28.28	125.55	50.39
d Chemicals	18.41	28.32	114.01	60.05
e Textiles	(0.71)	(1.50)	(2.88)	(4.63)
f Others	30.25	24.29	103.79	62.52
TOTAL	1,143.32	1,075.47	4,656.05	3,607.10
Add / (Less) :				
Interest	**(60.26)**	**(65.75)**	**(222.09)**	**(228.58)**
Net Unallocable Income / (Expenditure)	(11.16)	(1.03)	95.68	72.92
Write back of provision for diminution in value of Investment/Loans	45.68	-	45.68	-
Profit before Extra Ordinary Items and Tax Expenses	**1,117.58**	**1,008.69**	**4,575.32**	**3,451.44**
3. CAPITAL EMPLOYED				
a Fibre & Pulp			2,108.11	1,428.47
b Cement			12,462.75	8,913.85
c Sponge Iron			458.84	552.21
d Chemicals			332.14	304.49
e Textiles			172.81	126.17
f Others			674.06	439.12
TOTAL			16,208.71	11,764.31
g Unallocated Corporate Capital Employed			945.71	1,682.37
TOTAL CAPITAL EMPLOYED			**17,154.42**	**13,446.68**

IV. SEGMENT REPORTING - STANDALONE

Rs. in Crores

	Three Months Ended 31st March 2008	Three Months Ended 31st March 2007	Year Ended 31st March 2008 (Audited)	Year Ended 31st March 2007 (Audited)
1. SEGMENT REVENUE				
a Fibre & Pulp	714.92	652.12	2,998.54	2,308.87
b Cement	1,678.09	1,462.52	5,924.80	5,154.89
c Sponge Iron	275.17	241.08	950.09	755.79
d Chemicals	100.38	93.57	414.73	319.00
e Textiles	14.04	71.87	173.22	270.96
TOTAL	2,782.60	2,521.16	10,461.38	8,809.51
(Less) : Inter Segment Revenue	(40.25)	(46.56)	(183.29)	(165.70)
Net Sales / Income from Operations	**2,742.35**	**2,474.60**	**10,278.09**	**8,643.81**
2. SEGMENT RESULTS				
a Fibre & Pulp	168.62	179.09	1,012.02	638.42
b Cement	427.24	423.94	1,677.64	1,448.21
c Sponge Iron	37.60	28.28	125.55	50.39
d Chemicals	18.41	28.32	114.01	60.05
e Textiles	1.02	(1.50)	(0.72)	(4.63)
TOTAL	652.89	658.13	2,928.50	2,192.44
Add / (Less) :				
Interest	**(27.16)**	**(36.63)**	**(107.00)**	**(111.84)**
Net Unallocable Income / (Expenditure)	33.93	26.12	142.72	108.66
Write back of provision for diminution in value of Investment/Loans	45.68	37.10	45.68	37.10
Profit before Extra Ordinary Items and Tax Expenses	**705.34**	**684.72**	**3,009.90**	**2,226.36**
3. CAPITAL EMPLOYED				
a Fibre & Pulp			1,681.93	1,210.72
b Cement			5,459.27	3,076.68
c Sponge Iron			458.84	552.21
d Chemicals			332.14	304.49
e Textiles			23.16	126.17
TOTAL			7,955.34	5,270.27
g Unallocated Corporate Capital Employed			3,994.11	4,493.88
TOTAL CAPITAL EMPLOYED			**11,949.45**	**9,764.15**

V. NOTES

1 Consolidated Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21), Accounting Standard on Accounting for Investments in Associates (AS-23) and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India (ICAI).

2 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the above segments are as under:

Fibre & Pulp	- Viscose Staple Fibre & Wood Pulp
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Chemicals	- Caustic Soda & Allied Chemicals
Textiles	- Fabric & Yarn
Others	- Mainly Telecom (in consolidated results)

3 No investor complaint was pending at the beginning of the quarter. During the quarter, two complaints were received, which have been attended by the Company and no complaints were pending at the end of the quarter.

4 a During the quarter the company has sold its total holding of 75816681 equity shares representing 53.63% of issued equity share capital of Shree Digvijay Cement Company Ltd.(SDCCL), a subsidiary company, at a price of Rs.42.50 per share to CIMPOR Inversiones S.A.. Accordingly, SDCCL has ceased to be a subsidiary of the Company w.e.f. 25th March, 2008. During 3 months / year ended 31st March, 2008 the company has accounted for profit on account of this transaction.

4 b Consolidated financial results for 3 months/ year ended 31st March, 2008 include the financial results of SDCCL for the period upto 24th March, 2008.

5 a The standalone financial results of the company for 3 months ended 31st March, 2008 do not include the financial results of the erstwhile Textile Units at Bhiwani, as the same have been transferred to Grasim Bhiwani Textiles Ltd. (GBTL), a subsidiary of the Company, w.e.f. 1st October, 2007. The impact of the same is not material on the Company's standalone financial results for 3 months/year ended 31st March, 2008.

5 b The consolidated financial results of the Company for 3 months / year ended 31st March, 2008 include financial results of GBTL for 3 months and 6 months ended 31st March 2008 respectively

6 The Company has implemented Accounting Standard 15 (Revised) on 'Employee Benefits" issued by the Institute of Chartered Accountants of India, which became mandatory for accounting periods commencing on or after 7th December, 2006. The incremental liabilities (net of taxes) of Rs. 9.76 Crs at the beginning of the year, has been adjusted against opening balance of General Reserve as per transitional provisions of the Accounting Standard 15 (Revised).

7 During the quarter ESOS Compensation committee of Board of Directors of the company has approved grant of 20390 ESOS (Second Tranche) to the officers of the Company as per the Employees Stock Option Scheme (ESOS), 2006.

8 The Board of Directors has recommended a dividend of Rs. 30 per share aggregating to Rs. 316.44 Crs. (including dividend tax)

9 Previous period's figures have been regrouped / rearranged wherever necessary to conform to the current period's classification.

10 The above results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at the meeting held on 29th April, 2008.

For and on behalf of Board of Directors

Place : Mumbai
Date : 29th April, 2008

D. D. Rathi
Whole-time Director

ADITYA BIRLA GROUP

29th April, 2008

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sirs,

This is to inform you that the Board of Directors of Grasim Industries Limited, at its meeting held today i.e. 29th April, 2008, has approved the Audited Annual Accounts of the Company for the year ended 31st March, 2008. The financial results are as under: -

Statement of Appropriations
(As per Clause 20 of the Listing Agreement)

Name of the Company: GRASIM INDUSTRIES LIMITED
Regd. Office: Birlagram, Nagda 456 331 (M.P.)

For the year ended 31st March, 2008

(Rs. in crores)

		Year ended 31.03.08 (Audited)	Year ended 31.03.07 (Audited)
1.	Total Turnover (Gross)	11,551.56	9,572.71
2.	Operating Profit (PBIDT):	3,424.49	2,619.01
	Less:		
	a) Interest	(107.00)	(111.84)
	b) Depreciation	(353.27)	(317.91)
3.	Profit before exceptional items and tax expenses	**2,964.22**	**2,189.26**
	Add: Write back of provision for diminution in value of Investment/ Loans	45.68	37.10
4.	Profit before tax expenses	**3,009.90**	**2,226.36**

(Contd....2...)

GRASIM INDUSTRIES LIMITED MUMBAI

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

		Year ended 31.03.08 (Audited)	Year ended 31.03.07 (Audited)
	Less:		
	i) Provision for Current Tax	(952.71)	(692.38)
	ii) Deferred Tax	(9.62)	1.83
5.	**Profit after tax from ordinary activities**	**2,047.57**	**1,535.81**
6.	Extraordinary Items		
	i) Profit on Sale of Shares of a Subsidiary Company	180.27	-
	ii) Profit on transfer of Textile Units at Bhiwani	4.76	-
7.	Net Profit After Tax	2,232.60	1,535.81
8.	a) Add: B/F from last year's Balance Sheet	965.33	878.37
	b) (Less): Transferred to General Reserve	(1,900.00)	(1,200.00)
	c) Add: Debenture Redemption Reserve no longer required	82.92	38.56
	d) Add: Investment Allowance Reserve no longer required	-	0.05
9.	Dividend:		
	Dividend proposed @ Rs.30 per share (Last year paid @ Rs.27.50 per share)	(275.02)	(252.10)
	Corporate Tax on Dividend	(41.42)	(35.36)
10.	Balance carried forward	1,064.41	965.33
11.	Paid-up Equity Capital	91.69	91.69
12.	Reserves Excluding Revaluation Reserve	8,040.52	6,134.46
13.	Particulars of proposed right/convertible debenture issue	None	None

Thanking you,

Yours faithfully,
For Grasim Industries Limited

Ashok Malu
Company Secretary

April 12, 2008

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sirs,

This is to inform you that Grasim Industries Limited has increased its stake in AV Cell Inc., a Joint Venture Company in Canada, from 25% to 45%, at a total consideration of around CAD 6 Mn. (Rs.24 crores approx.) Thus, Aditya Birla Group's total stake in AV Cell has increased from 75% to 95%.

Thanking you,

Yours faithfully,

Ashok Malu
Jt. President & Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

END